Gregory W. Preston, Esq.

Managing Director

Corporate Law Solutions, PC

907 Sandcastle Drive

Corona del Mar, CA 92625

Direct: 949.760.0107

Fax: 949.760.0107

Email: gpreston@corp-law.com

October 22, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kristina Aberg, Esq.

Jerard Gibson, Esq.

Re: DSI Realty Income Fund VI, VII, VIII, IX, X, and XI

Preliminary Proxy Statements on Schedule 14A

Filed September 23, 2014

File Nos. 002-68926, 002-83291, 002-90168, 000-14186, 000-15346, and

000-18286

Ladies and Gentlemen:

On behalf of DSI Realty Income Funds VI through XI (the “Funds”), this letter is written in response to your comment letter dated October 22, 2014 and the numbered responses below correspond to the numbered comments in that letter.

1.	In your letter you state that Proposal items 1-3 each contain multiple matters for Limited Partner approval. By way of example, you stated that Proposal item 2 seeks approval of the sale of the properties and the payment of fees payable under the limited partnership agreement.

However, the only approval being sought in Proposal item 2 is approval of the distribution of the net proceeds from the sale of all of the properties. The item provides Limited Partner disclosures as to the estimated per Unit amount of those net proceeds and how that amount was derived from the aggregate gross purchase being paid for the properties. The payment of the fees under the partnership agreement is already authorized; therefore, no Limited Partner consent is required for those payments.

Likewise, Proposal item 3 seeks only the approval of such lesser amount as may be determined in the event that less than all of the properties are sold; and Proposal item 1 seeks only the approval of the Purchase and Sale Agreement.

2.	Please be advised that the Funds did not receive any reports, opinions or appraisals from Bancap Self Storage Group, Inc. or any other third party.

Securities and Exchange Commission

DSI Realty Income Fund VI, VII, VIII, IX, X, and XI

October 22, 2014

On behalf of the Funds, the following acknowledgements are hereby provided:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in their respective filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to their filings; and
•	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us at you earliest convenience that the responses and acknowledgements provided herein are sufficient or if you require anything further before the Funds can file their definitive proxy statements.

Very truly yours,
Corporate Law Solutions, PC
By /s/GREGORY W. PRESTON
Gregory W. Preston, Esq
Managing Director